[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES SELLS ADDITIONAL 5% OF TADIRAN COMMUNICATIONS TO ELBIT SYSTEMS AND ACQUIRES ADDITIONAL 2.45% OF ELBIT SYSTEMS

TEL AVIV, Israel - August 25, 2005 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company, announced today that it has completed an additional stage in the "Defense Transaction" signed December 27, 2004 and amended July 6, 2005, among Koor, Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") and Federmann Enterprises ("Federmann").

Koor acquired 2.45% of Elbit from Federmann for approximately $24.9 million and sold 5% of Tadiran Communications ("TadCom") to Elbit for approximately $23 million. Following this closing, Koor holds 13.9% of TadCom and 7.8% of Elbit. Elbit, in turn, holds approximately 26% of TadCom.

Following the transaction, Mr. Alon Domanis was appointed director to the Board of Directors of TadCom, and Mr. Israel (Izzy) Tapoohi was appointed director to the Board of Directors of Elbit Systems. Mr. Domanis and Mr. Tapoohi each meet the applicable criteria for independent directors. In addition, Mr. Joseph Ackerman, Elbit Systems' President and CEO, was appointed Chairman of the Board of TadCom.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com
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About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world in the areas of aerospace land and naval systems command control communications computers intelligence surveillance and reconnaissance ("C4ISR") advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

For further information, please contact:
Ran Maidan - Senior Vice President and CFO, Koor Industries +9723 9008 310 or Fiona Darmon - Vice President Investor Relations, Koor Industries
  +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.